NSAR Sub-Item 77D (g)

Royce Capital Fund

        On April 25, 2002, the Board of Trustees of Royce Capital Fund voted to amend Royce Micro-Cap Portfolio's non-fundamental investment policies to require it to normally invest at least 80% of its net assets in the equity securities of micro-cap companies. Previously the Fund's policies had required it to invest 65% of its net assets in the equity securities of micro-cap companies.

        On April 25, 2002, the Board of Trustees of Royce Capital Fund voted to amend Royce Small-Cap Portfolio's non-fundamental investment policies to require it to normally invest at least 80% of its net assets in the equity securities of small-cap companies. Previously the Fund's policies had required it to invest 65% of its net assets in the equity securities of small-cap companies.